ISSUER FREE WRITING PROSPECTUS

(RELATING TO THE PRELIMINARY PROSPECTUS

SUPPLEMENT DATED JANUARY 12, 2017 AND

THE PROSPECTUS DATED MAY 4, 2015)

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-203839

JANUARY 18, 2017

AFLAC INCORPORATED

¥60,000,000,000 0.932% SENIOR NOTES DUE 2027

FINAL TERM SHEET

Dated January 18, 2017

Issuer:	Aflac Incorporated
Securities:	0.932% Senior Notes due 2027
Ratings (Moody’s / S&P / R&I)*:	A3 (stable) / A- (stable) / A (stable)
Security Type:	Senior Unsecured Fixed Rate Notes
Trade Date:	January 18, 2017
Settlement Date (T+5)**:	January 25, 2017
Denominations:	¥100,000,000 and integral multiples of ¥10,000,000 in excess thereof
Joint Book-Running Managers:	Merrill Lynch International; Mizuho International plc; Morgan Stanley & Co. International plc; SMBC Nikko Securities America, Inc.
Co-Managers:	Goldman, Sachs & Co.; J.P. Morgan Securities LLC; Wells Fargo Securities, LLC
Principal Amount:	¥60,000,000,000
Underwriting Discount:	0.450%
Maturity Date:	January 25, 2027
Coupon:	0.932%
Reference Rate:	0.242% (equivalent to 10-year Swap Offered Rate on Bloomberg “GDCO 157 1”, rounded up to three decimal places)
Spread to Reference Rate:	+ 69 bps
Yield to Maturity:	0.932%

Public Offering Price:	100.0% of principal amount
Proceeds, Before Expenses:	¥59,730,000,000
Interest Payment Dates:	Semi-annually on January 25 and July 25, commencing on July 25, 2017
Record Dates:	January 10 and July 10 of each year
Day Count:	30/360
Business Day Centers:	New York, London, Tokyo
Governing Law:	New York
CUSIP/ISIN/Common Code:	001055 AS1 / XS1556040936 / 155604093

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	We expect that delivery of the notes will be made to investors on or about January 25, 2017, which is the fifth Tokyo business day following the date of this final term sheet (such settlement being referred to as “T+5”). Under the E.U. Central Securities Depositories Regulation, trades in the secondary market are required to settle in two London business days, unless the parties to any such trade expressly agree otherwise. Also, under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three New York business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes earlier than the second London business day, or the third New York business day, before January 25, 2017 will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement, and so should consult their own advisors.

The issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling Merrill Lynch International toll-free at 1-800-294-1322, Mizuho International plc toll-free at +44 20 7090 6116, Morgan Stanley & Co. International plc toll-free at 1-866-718-1649 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856 or by email at prospectus@smbcnikko-si.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.